# Nasdaq Regulation



## Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

*By Electronic Mail*

January 25, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 25, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Science Strategic Acquisition Corp. Alpha (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A Common Stock and one-third one Warrant
Class A Common Stock, par value $0.0001 per share
Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share

We further certify that the securities described above has/have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

